Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 10, 2021

Re: Emerging Fuels Technology, Inc.

Offering Statement on Form 1-A

File No. 024-11598

Ladies and Gentlemen:

On behalf of Emerging Fuels Technology, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Wednesday, September 15, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Kenneth L. Agee

Kenneth L. Agee

President

Emerging Fuels Technology, Inc.

Cc:  Jeanne Campanelli, Esq.

CrowdCheck Law LLP